Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147953

Prospectus Supplement No. 2
(To prospectus dated July 3, 2008)

CHINA BIO ENERGY HOLDING GROUP CO., LTD.
2,844,174 Shares of Common Stock

This prospectus supplement, dated January 16, 2009, supplements the prospectus dated July 3, 2008 of China Bio Energy Holding Group Co., Ltd., relating to the resale by selling shareholders of China Bio Energy Holding Group Co., Ltd. of up to 2,844,174 shares of our common stock.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.  This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SELLING STOCKHOLDERS

The information in the table appearing under the caption “Selling Stockholders” on page 15 of the prospectus is amended by amending the holdings of the Stockholder listed below, previously listed as a selling stockholder in the prospectus, with the information set forth below.  The table assumes that all such shares of common stock are sold pursuant to this offering and that no other shares of our common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering.

Selling Stockholder	Shares beneficially owned prior to the offering	Maximum number of shares to be sold	Number of shares beneficially owned after the offering	Percentage ownership after the offering(2)

Vision Opportunity Master Fund Ltd.	2,801,110(3)(4)	152,796	2,801,110	9.99%
Vision Capital Advantage Fund, L.P.	2,801,110(3)(4)	41,525	2,801,110	9.99%

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of beneficial ownership is based on 27,169,091 shares of common stock outstanding as of January 16, 2009.

(2)  Assumes that the selling stockholder will resell all of the shares of our common stock offered hereunder.

(3)  Vision Opportunity Master Fund Ltd. and Vision Capital Advantage Fund, L.P. (the “Vision Entities”) are affiliates.  The Vision Entities own, in the aggregate, 1,931,069 shares of Common Stock, 1,000,000 shares of our Series A Convertible Preferred Stock, which are initially convertible into approximately 4,454,545 shares of common stock, subject to adjustment and warrants to purchase up to 3,977,273 shares of our common stock, all of which are subject to registration rights.  However, based upon the terms of the Series A Convertible Preferred Stock and the warrants issued to the Vision Entities, holders may not convert the Series A Convertible Preferred Stock and/or exercise the warrants, if on any date, such holder, together with its affiliates, would be deemed the beneficial owner of more than 9.99% of the then outstanding shares of our common stock (in connection with the calculations explained in footnote 1 above, the calculation of  ownership and percentage of ownership of the Vision Entities in the table above considers these additional securities and the corresponding cap); however, a holder can elect to waive the cap upon 61 days notice to us, except that during the 61 day period prior to the expiration date of their warrants, they can waive the cap at any time, but a waiver during such period will not be effective until the day immediately preceding the expiration date of the warrant. Additionally, the shares of Series A Convertible Preferred Stock are subject to certain anti-dilution provisions, which would be triggered if we were to sell securities at a price below the price at which we sold the Series A Preferred Stock. Vision Capital Advisors, LLC, a Delaware limited liability company, serves as the investment advisor to Vision Opportunity Master Fund Ltd. and Vision Capital Advantage Fund, L.P. Adam Benowitz, who is the managing member of Vision Capital Advisors LLC, has sole voting and investment power with respect to the shares beneficially owned by the Vision Entities.  Vision Capital Advisors and Mr. Benowitz may each be deemed to beneficially own the shares of common stock held by the Vision Entities.  Each disclaims beneficial ownership of such shares.

(4)  Pursuant to a Contribution, Assignment and Assumption Agreement, dated September 23, 2008, the 41,525 shares of common stock were transferred from Vision Opportunity Master Fund Ltd. to Vision Capital Advantage Fund, L.P..

The date of this prospectus supplement is January 16, 2009.